SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DYNE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

26818M108

(CUSIP Number)

Jean-Philippe Kouakou-Zebouah

Chief Financial Officer

Vida Ventures, LLC

40 Broad Street, Suite 201

Boston, MA 02109

(857)-254-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 26818M108	13D

1	NAMES OF REPORTING PERSONS Vida Ventures II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,160,093 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,160,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,093 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Vida II (as defined in Item 2(a) of the Original Schedule 13D (as defined below)). VV Manager II (as defined in Item 2(a) of the Original Schedule 13D) is the manager of Vida II and may be deemed to share voting, investment and dispositive power with respect to these securities. Each of the Management Committee (as defined in the Original Schedule 13D), the Investment Committee (as defined in the Original Schedule 13D) and the respective members thereof may be deemed to share voting, investment and dispositive power over the shares held by Vida II.

(2)

Based on 52,126,892 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 3, 2022 (the “Form 10-Q”).

CUSIP No. 26818M108	13D

1	NAMES OF REPORTING PERSONS Vida Ventures II-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,941 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,941 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,941 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Vida II-A (as defined in Item 2(a) of the Original Schedule 13D). VV Manager II is the manager of Vida II-A and may be deemed to share voting, investment and dispositive power with respect to these securities. Each of the Management Committee, the Investment Committee and the respective members thereof may be deemed to share voting, investment and dispositive power over the shares held by Vida II-A.

(2)	Based on 52,126,892 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Form 10-Q.

CUSIP No. 26818M108	13D

1	NAMES OF REPORTING PERSONS VV Manager II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,220,034 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,220,034 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,034 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 2,160,093 shares held of record by Vida II and (ii) 59,941 shares held of record by Vida II-A. VV Manager II is the manager of Vida II and Vida II-A and may be deemed to share voting, investment and dispositive power with respect to the shares held by each of Vida II and Vida II-A. Each of the Management Committee, the Investment Committee and the respective members thereof may be deemed to share voting, investment and dispositive power over the shares held by Vida II and Vida II-A.

(2)	Based on 52,126,892 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Form 10-Q.

CUSIP No. 26818M108	13D

Explanatory Note:

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Entities with Securities and Exchange Commission on October 1, 2020 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

The address of the principal executive offices of the Issuer is 1560 Trapelo Road, Waltham, Massachusetts 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable

Item 4. Purpose of Transaction.

Solely on behalf of, and only to the extent that it relates to, the Reporting Entities, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Entities have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Entities intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

Solely on behalf of, and only to the extent that it relates to the Reporting Entities, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment for each Reporting Entity.

(c) On August 10, 2022, Vida II sold 37,843 shares of Common Stock at a weighted average price per share of $12.0591 for aggregate proceeds of $456,352.52.

On August 10, 2022, Vida II-A sold 1,050 shares of Common Stock at a weighted average price per share of $12.0591 for aggregate proceeds of $12,662.06.

On August 11, 2022, Vida II sold 98,517 shares of Common Stock at a weighted average price per share of $12.0054 for aggregate proceeds of $1,182,735.99.

On August 11, 2022, Vida II-A sold 2,734 shares of Common Stock at a weighted average price per share of $12.0054 for aggregate proceeds of $32,822.76.

On August 12, 2022, Vida II sold 203,193 shares of Common Stock at a weighted average price per share of $12.0086 for aggregate proceeds of $2,440,063.46.

On August 12, 2022, Vida II-A sold 5,638 shares of Common Stock at a weighted average price per share of $12.0086 for aggregate proceeds of $67,704.49.

On August 15, 2022, Vida II sold 94,390 shares of Common Stock at a weighted average price per share of $11.9697 for aggregate proceeds of $1,129,819.98.

On August 15, 2022, Vida II-A sold 2,619 shares of Common Stock at a weighted average price per share of $11.9697 for aggregate proceeds of $31,348.64.

On August 16, 2022, Vida II sold 29,735 shares of Common Stock at a weighted average price per share of $11.9587 for aggregate proceeds of $355,590.51.

On August 16, 2022, Vida II-A sold 825 shares of Common Stock at a weighted average price per share of $11.9587 for aggregate proceeds of $9,865.93.

On August 17, 2022, Vida II sold 34,494 shares of Common Stock at a weighted average price per share of $11.9577 for aggregate proceeds of $412,468.90.

On August 17, 2022, Vida II-A sold 957 shares of Common Stock at a weighted average price per share of $11.9577 for aggregate proceeds of $11,443.52.

On August 18, 2022, Vida II sold 221,860 shares of Common Stock at a weighted average price per share of $11.9603 for aggregate proceeds of $2,653,512.16.

On August 18, 2022, Vida II-A sold 6,157 shares of Common Stock at a weighted average price per share of $11.9603 for aggregate proceeds of $73,639.57.

(e) Each of the Reporting Entities ceased to be a beneficial owner of more than five percent of the Issuer’s securities as of August 15, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

VIDA VENTURES II, LLC

By:	VV Manager II, LLC
Its:	Manager

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Director

VIDA VENTURES II-A, LLC

By:	VV Manager II, LLC
Its:	Manager

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Director

VV MANAGER II, LLC

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Director